02035233

# SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

## FORM 6-K

### REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULES 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

May 9, 2002



**VIVENDI ENVIRONNEMENT**
(Exact name of registrant as specified in its charter)

36-38, avenue Kléber
75116 Paris, France
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

VIVENDI Environnement

VIVENDI water

# Proposed acquisition by Vivendi Environnement of Southern Water from First Aqua Holdings Limited

Paris - May 7th, 2002.

Vivendi Water UK, a wholly owned subsidiary of Vivendi Water, the world's leading water and waste water operator, announces today that it has signed a binding agreement with First Aqua Holdings Limited ("First Aqua") to acquire First Aqua (JVCo) Limited, the holding company of Southern Water.

The proposed acquisition is conditional upon separate clearances from the European Union and from the UK Competition Commission, because of Vivendi Water UK's existing water interests in the UK, to which it remains committed. It is also subject to the availability of satisfactory long term non recourse financing to refinance existing First Aqua (JVCo) Limited and Southern Water debt.

**Key transaction highlights**

- Completion of the proposed transaction, which constitutes a natural extension of Vivendi Water's existing global strategy, would provide the opportunity for Vivendi Water to achieve a consolidated share of approximately 10 per cent. in the estimated €10 billion water market in England and Wales, as well as an entry to the UK waste water market, paving the way for cross-fertilisation between Southern Water and Vivendi Water activities internationally
- The transaction represents a major step toward creating a fully integrated water management operation for Vivendi Water in the UK, and Southern Water is expected to provide an attractive platform for the development of Vivendi Environnement's industrial outsourcing activities in the UK
- The consideration is based on an enterprise value of £2,050 million, equal to that used for First Aqua's acquisition of Southern Water in April 2002, and equivalent to Southern Water's estimated average gross regulatory asset value to March 2002. As a result of the proposed refinancing, the acquisition would require a limited investment by Vivendi Water UK expected, following implementation of the refinancing, to amount to approximately £420 million (€680 million) overall
- Financial participants would provide the remainder of the refinancing for First Aqua (JVCo) Limited and the Southern Water Group which would be non-recourse to Vivendi Water. These financial participants, unconnected to Vivendi Environnement or its subsidiaries, are expected to comprise a mix of private individuals and institutions
- Following the acquisition of First Aqua (JVCo) Limited and implementation of the refinancing, Vivendi Water UK would hold a majority of the ordinary equity of First Aqua (JVCo) Limited. Vivendi Environnement would consolidate the whole of Southern Water. The equity interest provided by the financial

participants, representing approximately 80 per cent. of their total contribution, would consist of ordinary and preference shares and would be accounted for as minority interests on Vivendi Environnement's consolidated balance sheet. The earnings of First Aqua (JVCo) Limited would be distributed on a pro rata basis according to the relative equity contribution of each of its shareholders

- The proposed transaction is expected to create significant value for Vivendi Environnement's shareholders and to be EPS accretive from the first full year following completion
- Water customers in the region served by Southern Water should also enjoy a more secure supply as a result of this transaction

Vivendi Water UK has had constructive discussions with OFWAT and both believe that an innovative solution can be found, involving the creation of a new comparator, to any detriment in the operation of comparative competition in the industry. OFWAT has indicated that such a solution would be satisfactory and in its view would remedy any long term detriment to comparative competition.

Subject to clearances from the European and UK regulatory authorities and the availability of satisfactory refinancing, it is hoped completion could occur during the fourth quarter of 2002.

Vivendi Environnement and Vivendi Water are being advised by Lazard and Schroder Salomon Smith Barney.

Notice to Editors:

Vivendi Environnement (Paris Euronext: VIE and NYSE: VE) comprises Vivendi Water (worldwide water products and services), Onyx (solid waste and industrial services), Dalkia (energy services), Connex (transportation) and FCC (Spanish company engaged in environmental and construction related industries), and is the largest environmental services company in the world, with consolidated sales of €29.1 billion as of December 31, 2001.

Because Vivendi Water UK already has water interests in England, its proposed acquisition of an interest in Southern Water will be the subject of an automatic reference to the Competition Commission under the Water Industry Act 1991. As part of that process both Vivendi Water UK and OFWAT will give evidence to the Competition Commission.

Southern Water, which posted sales of £ 421.6 million in the year to 31 March 2001, is one of the ten water and sewerage companies operating in England and Wales. It undertakes two principal activities: the provision of water supply and the provision of sewerage (including trade effluent) services. Southern Water provides its services to residential, commercial and industrial customers throughout its authorised water and sewerage areas in South East England, covering an area of 10,450 square kilometres. It serves a total population of approximately 4.4 million inhabitants, of whom half receive Southern Water's water services. Southern Water serves the entire area for sewerage services.

Environnement will be unable to obtain or retain, upon acceptable terms, the licenses and permits necessary to operate and expand its businesses; that Vivendi Environnement will fail in gaining new contracts or renewing significant contracts; as well as the risks described in the documents Vivendi Environnement has filed with the U.S. Securities and Exchange Commission. Vivendi Environnement does not undertake, nor does it have any obligation, to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Vivendi Environnement with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Environnement.

*Contact for institutional investors and analysts Nathalie Pinon : +33 1 71 75 01 67*

*US investors contact Brian Sullivan : +1 401 737 4100*

*Press release also available on http://vivendienvironnement-finance.com*

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 9, 2002

VIVENDI ENVIRONNEMENT

By: ______________________

Name: Jerôme Contamine
Title: Chief Financial Officer